Filed by Dynamix Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Dynamix Corporation

Commission File No.: 001-42414

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

The following communications were made by Pubco from its X account on August 5 and 6, 2025:

The above-mentioned communication included a link to Hedge Fund Tips' podcast that Andrew Keys, Co-Founder and Chairman of Pubco, appeared on, which aired on August 6, 2025. The following is a transcription of the podcast:

Andrew Keys on the “Hedge Fund Tips' Podcast”

Hedge Fund Tips

August 6, 2025

Tom Hayes: Welcome everyone. We have an extremely special guest today, the Co-founder and Chairman of The Ether Machine, my friend Andrew Keys. And we have to do a bunch of full disclosure here. Andrew. First off, we became friends on the golf course. I was invited to speak at a family office conference in Puerto Rico. And you have a place down in Dorado. And I remember telling the host, they're like, what do you need? We'll pay your full freight. I was like, look, I'll go down there and do this thing on one condition. They're like, what's that? I was like, I want to play Dorado. And, I had to fly down on Sunday. And I remember texting the guy on Saturday, 'Where's my tee time? I'm not getting on a plane without my tee time.' So apparently, he hit a text chain. Andrew said, I'll take this guy out. And we clicked for a number of reasons. Number one just generally liked each other. But two, we grew up in New Jersey, fellow Jersey guys a few towns away from each other, three golf addicts, although I think I probably shot a 95 the first time we played together. And that's my litmus test, because if someone invites me back to play after I embarrass myself, I know we're going to be great friends. And then over time, this has gone back a few years now. You became a client of Great Hill Capital, which I'm very grateful. And it wasn't just a one off. You've regularly added funds, and we're extremely grateful for that. And in full disclosure, I became an investor in the private placement of The Ether Machine, which I'm very excited about. And you have to know from my podcast, Hedge Fund Tips with Tom Hayes, I'm going to get a lot of blowback because they're going to say, 'wait, don't you buy companies that make hammers and building supplies and generators and airplanes?' And the answer is yes. This would be something kind of outside the mandate of what we do. But it's so interesting and one of the key tenets of how I invest is I bet on the jockey. So, this is an area that I know absolutely nothing. I mean, I know enough to get myself in trouble, but I'm not an expert. But I wanted to participate and I want that to be fully disclosed before we talk about this, because I think this is going to be extremely helpful. It's extremely timely, and people are going to want to know about it and then choose to do whatever they want with this information, but not to have it at this point in history, I think is probably a mistake for a lot of people. So, with that said, Andrew, why don't you just share with our audience a little bit about your background before Ethereum? Because we meet a lot of people who have become very successful in the crypto space, and it was just kind of like they bought something, and it went up. And here they are. They're successful. You were an extremely successful businessman before crypto. So talk to the audience a little bit about that.

Andrew Keys: Well, I'm still trying to figure out what I want to do when I grow up. So it's an evolution. Well, first and foremost, thank you for having me, Tom. It's a pleasure to do this with you and I appreciate the time you're spending with me. So, long story short, I sat at the intersection of the capital markets and technology for about two decades. And most prior to Ethereum. I built a revenue cycle management company in the healthcare space. So, simply put, when you went to the doctor's office and you handed your insurance card and your driver's license to the person at the front desk, that information would get put into an electronic medical record and sent to Chennai, India, where that information would be shared with Blue Cross Blue Shield, United Healthcare, that's also in Chennai, India. And your demographics and your medical record would basically be approved for payment by a doctor. So basically, we managed the revenue cycle management of health care providers, and I basically learned everything that was wrong with payments and billing and insurance within a very specific vertical of health care. And this happened kind of at the same time Bitcoin happened. And simply put, Bitcoin has been this interesting experiment in monetary theory. And there's one asset on the Bitcoin blockchain - a Bitcoin, and it can do one thing which is to send. And I thought well that's cool that I can send you a Bitcoin without a bank in the middle. But there needs to be a much more sophisticated logic that underlies a transaction because the world's more sophisticated. In my health care experience, you would have a medical doctor who was the provider that would have a procedure done on a patient based on a diagnosis. So if a patient has health care insurance and premium has been paid, and patient has a diagnosis that substantiates a procedure, then the doctor gets paid. So simply put I use this as kind of a sector specific example. You had these 'if then else' statements and really that it was the a-ha moment for me of Ethereum over Bitcoin and Bitcoin was this opening act where there was one asset on it with one function, a Bitcoin being sent like a global abacus. But with Ethereum we can tokenize any asset: a barrel of oil, a US dollar, a bar of gold, a parcel of real estate. And then we can embed those assets into digital legal agreements. These 'if then else' statements where our agreements are going from Microsoft Word documents into software code, these 'if then else' statements called smart contracts. And basically I helped build the largest software company in the Ethereum ecosystem, a company called Consensys. After that, I created a commodity pool operator and commodity trading advisor registered with the CFTC, named DARMA, which is an acronym for Digital Asset Risk Management Advisors.

Tom Hayes: Okay.

Andrew Keys: That managed institutional scale of Ethereum.

Tom Hayes: Wow. Okay. So you have this health care business, you sell that, you get a liquidity event and then you start up Consensys, which is doing this programming. And that's how you come to be involved with Ethereum. Do you meet the other players in Ethereum? You program some of this, what's going through your mind at the time? Do you buy the coin itself.

Andrew Keys: Yep

Tom Hayes: Or you're just involved in the development? Tell us a little bit about that.

Andrew Keys: Yes, to all of the above.

Tom Hayes: Okay.

Andrew Keys: So, I went literally like a nerd to a Meetup.com meetup, which was the first ever Ethereum meetup in Manhattan at Cardozo Law School, which was held by a joint technologist and lawyer, who was a professor named Aaron Wright, who's very prominent in the Ethereum ecosystem to this day. And he was hosting Joseph Lubin, who was one of the co-founders of the Ethereum project. And basically we had this discussion about what would the internet look like? What would the world look like if we kind of took the peer-to-peer nature of Bitcoin, but created the ability to have any asset tokenized, and we could have decentralized applications. So you could have kind of Uber without Uber sitting in the middle. You could have a smart contract that sits in the middle between a passenger and a driver, and you could have an insurer that creates a micro insurance policy just for that ride, and basically what would be the world, if that were to occur?

Tom Hayes: Okay.

Andrew Keys: So I helped build this company called Consensys. I helped Vitalik Buterin, who was really kind of the chief architect of Ethereum, explain it to laypeople because he's a very technical person and very gifted. And really one of the fun stories because we just came upon the ten-year anniversary of Ethereum: the first time Ethereum ether crossed $1, it's now $3,500 or $3,700 today, was when I put a permissioned version of Ethereum on top of Azure, which is Microsoft's cloud, and basically created a concept of blockchain as a service where institutions like JPMorgan, Microsoft, etc. could tokenize an asset. They could create a digital token that represented a stock, a bond, a security, and then could move those tokens and expedite their trade settlement, embed logic that says you can only move these assets if certain conditions occur. And basically, we released that news in The Wall Street Journal and ether crossed $1.

Tom Hayes: Wow. Okay. So explain because you probably have a sense of my audience, I know you've tuned in to the podcast from time to time.

Andrew Keys: Sure.

Tom Hayes: Explain Ethereum like you would to a ten-year-old. So many people, including me in my audience, don't have the expertise or understanding in crypto or blockchain. And in Puerto Rico, after we played, I remember sitting over breakfast, you explained to me how it parallels the internet in the 90s as this platform. And then all these apps were built upon the platform that became public companies in their own right. Apps, meaning Amazon.com, Netscape, Google was an app built on the internet platform. All these billions and trillions of dollars built on one platform. And you explained Ethereum to me like it's the next platform, and there will be apps built on Ethereum that go on to become huge public companies in itself. And that kind of clicked for me. This is not just a coin where I'm hoping someone comes in behind me and pays more money for it. There's something unique and special here that I still don't understand, but this guy figured it out. Can you explain it to my audience in a similar way that you explained it to me? Because that blew my mind.

Andrew Keys: Sure. So it's interesting context, because the way we'll explain it today is very reminiscent of thinking about Amazon as a bookseller 20 years ago. And basically, what I'd say is that I believe Ethereum to be the next generation of the internet.

Tom Hayes: Wow.

Andrew Keys: And there is no other substrate that can produce credibly neutral playing grounds for nation states, institutions and individuals to trustlessly interact through. So what does that mean? Basically, we're evolving the internet from a place where 25 years ago we could basically read on the internet. And then with social media, we could read and write. And now with this next generation of the internet, we're able to read, write and own, and that ownership is what Ethereum enables. And what that means is that we are going to have natively digital assets. All assets going forward are going to be represented as digital tokens, and these digital tokens can be anything from a stock, a bond, a derivative, a borrow of gold like a commodity, a barrel of oil, intellectual property like art or music. And we can have logic that's embedded inside these assets. So imagine you and I are a rock band and you're the singer and I'm the bass player, and it's just a two-person rock band. It's not a very fun rock band, but you're the good-looking guy, and I'm the ugly guy, and so basically, we could have our own website, and every time we sell a song peer to peer with somebody else for a dollar, we could embed in this token that represents our song payment splits that says every time the song, someone pays a dollar because you're the good looking guy, you get 75%, and I'm the ugly bass player, I get 25%. So we're able to embed logic into these assets, and with that, what we're going to see is an expedited velocity of money where we're going to be able to see constructs we've never been able to see before, an employment contract that gets paid by the minute. A real estate investment trust that could have 40,000 investors that can deploy capital within days and add arbitrarily complex logic. To take that example further, we had this asset that was a song where we had the 75, 25 split. Now let's just take the same concept and turn it into a token that was a deed of a home. So if you and I own a house and we have a mortgage on it that costs $1,000, and we wanted to rent the house, to somebody else that would pay us $2,000 a month, we could have this deed have a wallet. And every time the rent was paid to the wallet, we could have autonomous splits that says a thousand gets paid to the mortgage, and then of the remaining $1,000 75% could get paid to Tom and 25% could get paid to me. So basically, what we're seeing is the intelligence of our assets. So this is what Ethereum enables.

Tom Hayes: Wow. So the companies built on top of this, will they be the companies that enable simple people to go into this app that's built on Ethereum and say, here I'm uploading the asset, which is the digital song, and when people buy it, send $1,000 to Bank of America, send $2,000 to Andrew and it will do it automatically. So companies that facilitate the use of that, or other type of companies built on Ethereum, like the country, the companies that do the contracts and do the deeds and do the title insurance and do that type of stuff?

Andrew Keys: So you as a user, that's not a computer scientist.

Tom Hayes: Yeah.

Tom Hayes: You basically should have the same user experience that we have now with, let's call it the legacy internet.

Tom Hayes: Okay.

Andrew Keys: You can see a thinning of the intermediary layer.

Tom Hayes: Got it.

Andrew Keys: So basically there should be a price discovery mechanism for the value of intermediation between counterparties of a transaction and to that point, you'll see different players create different things. So what you referenced was, yes, there'll be web designers and web developers that will make applications, but then they'll be just complete end user apps that, we'll be able to enjoy. And I think the first one that we can reference is Circle CRCL.

Tom Hayes: Yeah.

Andrew Keys: Just went public, and basically what this is, is the adoption of stablecoins, which I would say is  the first real product market fit of Ethereum, and what you're starting to see right now is when people go online to purchase things they can pay with their American Express, Visa, Mastercard, or there's a button that says pay with a stablecoin. And the cost is 3% less because you don't have the credit card processing.

Tom Hayes: Wow.

Andrew Keys: Basically, you're just seeing a thinning of the price discovery mechanism for a payment processor.

Tom Hayes: So it removes the friction. And Circle, which I don't know what the market cap is today, I'm assuming tens of billions of dollars already. So this is an example of a public company that would not exist if not for the new, quote unquote "internet platform", which is called Ethereum, that billions of dollars of equity creation is non-existent sans Ethereum.

Andrew Keys: Yeah. So there's very good data available and it's by a financial accounting standards board. The FASB deems high quality liquid assets. So things like dollars stocks, bonds, these are examples of HQLA, high quality liquid assets. And there are about $250 billion of high quality liquid assets, which is still very small.

Tom Hayes: Yeah.

Andrew Keys: But this shows you where we are in terms of the adoption lifecycle. And there's $250 billion of high quality liquid assets on blockchains. And 90% of those high quality liquid assets are settled on Ethereum. And these are kind of parallel dynamics that I would akin to Google uh, where 90% plus of searches happen on Google and then Ask Jeeves gets one tenth of 1% Bing gets one tenth of 1%. Tom, when was the last time you used Yahoo?

Tom Hayes: Yeah.

Andrew Keys: So what we're seeing and there are technical reasons why Ethereum has this hegemonic position. Ethereum has been able to create standards where basically anybody, whether they're a developer in Mumbai or Paris or San Francisco, can create a token based upon a token standard, and that token can go into a wallet. So, basically, there's the ability for any engineer to standardize these assets, and that's created a large adoption. There is also robustness of the technology. So there's multiple implementations of Ethereum. So there's nine different ones that have to form consensus and agree. So it can't go down. And then there's decentralization of the Ethereum network which is the most decentralized protocol on Earth for this type of throughput. So there are a few different reasons why it's kind of become hegemonic.

Tom Hayes: So it's almost like a network effect because 90% of these assets are on it. Everyone else has to be on it. And it just creates this cyclical effect. The other thing you mentioned about decentralization, was one of the questions I was going to ask. Again, not a computer scientist. So, this can't be hacked because of the level of decentralization and that you'd have to hack like a gazillion computers at the same time or something?

Andrew Keys: Right. So to your point. Liquidity begets liquidity, to your prior point, and secondarily to that, this is the only way that nation states can trsutlessly interact at that size and scale, because there is such decentralization and there is this multi-client diversity.

Tom Hayes: Wow. Okay. I loved when you were on CNBC talking about The Ether Machine and they asked you about Bitcoin versus Ethereum, and you said 'Why would I buy a landline when I could buy an iPhone?' I love this. Say more about that.

Andrew Keys: Yeah. So Bitcoin has one asset on it a Bitcoin, and it has one function which is to send. And if we're talking to an investor base about TAM there's a total addressable market of what I would call gold which is 22 trillion.

Tom Hayes: Yeah.

Andrew Keys: And Ethereum is the next generation of the internet where we can digitize any asset. So you can have literally any asset you can think of. We can create a natively digital version of it.

Tom Hayes: Wow.

Andrew Keys: And we can do anything with it. So instead of just send, we can create these arbitrarily complex logic statements called smart contracts, which you can think of as digital 'if then else' statements that can create infinite applications. So you can create decentralized Airbnb, decentralized Uber decentralized Amazon. So anything, and what we're attempting to do is creating a price discovery mechanism for the value of intermediation. And the first example of this that's hit product market fit is stablecoins. And because Ethereum settles over 85% of all stablecoins, there was just the Genuis Act that passed two weeks ago, which gave clarity to stablecoin regulation, the largest Beneficiary of the Genuis Act is Ethereum. And so basically there isn't a stablecoin on Bitcoin. What I think is that Bitcoin was this great opening act of teaching us that I could send you value on a global abacus. I can send you the B, but we can only send the B back and forth to each other. Whereas with Ethereum we can create any asset on it and then create any type of digital legal agreement.

Tom Hayes: Yeah. My general instinct always with Bitcoin and it's basically been wrong was that with Bitcoin you're just waiting for someone to bid it up further and it's and it's worked. But my view was it's scarce but there could be other just send type of instruments created. Whereas with Ethereum now you have this kind of flywheel and literally practical daily actions and contracts and tokenization are happening on it. Therefore, there's real intrinsic value. And speaking to my next question is how are banks responding to the advent of Ethereum, and how does that play moving forward?

Andrew Keys: Yeah. So I think it's notable to recognize not a bank, but I would call it early fast movers and competitors to bank. So I would raise Coinbase, Robinhood, Kraken, that's going to IPO in Q1 of 2026. These are hybrid exchanges, fintechs that also have crypto or crypto that have fintech aspirations. And basically each one of those has created what's called a Layer 2 scaling solution that settles to Ethereum. So Coinbase has created Base. Robinhood just created tokenized shares, and they didn't name it, But it's a Layer 2 scaling solution that settles to Ethereum. Kraken has created Inc., which is another Layer 2 scaling solution that settles to Ethereum. And so, what we've seen is that the fast movers that don't have the incumbent debt of being a systemically important bank over the last 20, 50, 100 years like the bulge brackets are able to move very quickly. And with the Genius Act passage, literally only two weeks ago, we are in a very interesting Cambrian explosion moment. I foresee that each one of these banks will likely (A) create their own stablecoin.

Tom Hayes: Yeah.

Andrew Keys: (B) create their own wallet. JP Morgan just announced that they're going to work with their client Coinbase, so that when you log into your Chase account, you can access your crypto assets that are sitting on Coinbase. You're going to have this wallet, these stablecoins and you're going to have a seamless user experience where the pipes blur.

Tom Hayes: Yeah. Tell me, I got to ask one self-interest question. Then I want to get to The Ether Machine. So one of our holdings is we own PayPal. And PayPal is with Alex Chriss, trying to be innovative. And you see, to your point, you could send stablecoins, you could pay with crypto. They're the six largest issuer of stablecoins so they're kind of on the cutting edge of this. How will they be helped or hurt by these developments in your view?

Andrew Keys: I think that PayPal is interesting in the sense that, you nailed it, they have been one of the first movers. They have a top ten stablecoin. That said, their business is to sit as an intermediary between counterparties.

Tom Hayes: Yeah.

Andrew Keys: I kind of gave the technical devil's advocate or proponent to the thinning of the intermediary layer. But there are fundamental add values that a company like PayPal has, let's call it, the global regulatory compliance that they have, in 100 different jurisdictions, like that money transmission business, I think is something that they're going to have incumbent upon them. But I think that you're going to see a thinning.

Tom Hayes: Yeah.

Andrew Keys: Paypal, Mastercard, Amex. Where you're able to do this. And basically the AML KYC is going to be done at the identity layer instead of at the intermediary layer. So basically, in order to transact, you're going to have to have your wallet. That is the Tom wallet, not the PayPal wallet.

Tom Hayes: Yeah.

Andrew Keys: And KYC approved.

Andrew Keys: And basically you'll have to have attributes about yourselves. So facts about yourself maybe it's your bank statement or your mortgage that deems exactly where you live for AML, KYC. And then attestations about yourself. So, your reputation. Does Tom have good credit? Is Tom good in different transactions? And then you're going to have this self-sovereign digital identity where it's owned by the individual rather than owned by the intermediary. A good example of this is if you take 10,000 Ubers and you get five stars because you are a gentleman and you want to go rent an Airbnb, that reputation of your 10,000 five star transactions actions is not portable. And I bet you take 10,000 nice Ubers, when you go to rent your Airbnb, you probably be a pretty good tenant of a house. But that reputational attribute doesn't sit with you. So what we're going to see is this technology creates a self-sovereign based internet, rather than logging into Facebook or logging into PayPal or logging into these other apps. We're going to start seeing the user have more sovereignty and power.

Tom Hayes: So, I think the way to think about it, and correct me if I'm wrong, is the PayPal's that have networks at 438 million people in the short term, they're going to benefit from this transition and that they're the first mover. And that if I want to pay for something with stablecoin or crypto or whatever, it's there. So for the next three years, they're going to be the innovator. When we look 4, 5 years out they're going to have margin compression as they're whittled away. And by then we'll be out at a double. All right. Now to The Ethereum Machine. Why we're here. Explain why you set it up, how you set up and, what it does and what it can become.

Andrew Keys: Great. So before explaining The Ether Machine, we have to touch on a little aspect to ether the asset. So we talked about Ethereum, this next generation substrate of the internet. And basically, for every computational step it requires a micro payment of a digital oil or a digital fuel called ether. And part of this is that with Bitcoin, the way that the network is secured is through what's called proof of work. Which simply put, is actors have to spend money on real estate, hardware, and electricity to solve math problems, to validate transactions. So, if you wanted to be a Bitcoin miner, you would have to spend money on hardware, real estate and electricity, and then you could solve math problems and then get rewarded in Bitcoin. Ethereum works a little bit differently, and it works through what's called proof of stake. And what this does is Ethereum doesn't need hardware, real estate, and electricity, but one needs a stake or to post the bond and then to validate a transaction. And this is kind of a technical feat, and then they are generated in yield in ether. So where Bitcoin is kind of unproductive, this digital gold asset ether is productive (A) in the sense that one needs it like oil for these transactions, and (B) in the sense that it can generate its own intrinsic yield. When going through, how does a public market participant that's not necessarily a computer scientist get exposure to this asset? There are different thought processes that one could think about. So first and foremost there are ETFs. And right now in America, it's mostly a relic of the Gensler era, the ETFs do not have the yield that ether generates through proof of stake. That's like basically buying a stock that has a dividend but not availing yourself to the dividend.

Tom Hayes: Wow.

Andrew Keys: We do think that in time they will have the ability to stake. But if we look at the ETPs in Canada or Europe as a proxy, what we're seeing is that the ETPs can only stake at 50% capacity. That means if you have $1 billion in a Canadian ETP, they're only staking 50%, which is $500 million. And on that, they're only earning what I would call the vanilla yield, which is basically the floor yield, which is about 3% on half of the assets. So it's really on the billion dollars you're earning, 1.5%. And with this vehicle the reason why that happens is it's a technical nuance, and without boring everybody, if one were to unstake their ether today, it would take a couple days to get one's ether back. But if, God forbid, a black swan event were to happen in the world and 50% of stakers wanted to unstake at the same time,

Tom Hayes: Yeah.

Andrew Keys: A couple days would grow to 6 months or a year.

Tom Hayes: Yeah.

Andrew Keys: And so that doesn't jive well with the 24 hour redemption requirements of ETPs, ETFs. And this is denominated in ether. It's not even dollar denominated. So you can't underwrite this or insure it or market make it. You just basically can only stake at 50% capacity. So first and foremost, in the ETFs you would basically be staking at 50% capacity.

Tom Hayes: Yeah.

Andrew Keys: And there are other things that we can do, that's really one of three buckets of active management of this asset. The first is staking, and then the next is what's called restaking where you can use Ethereum's proof of stake protocol and use it to secure other networks, and we could add additional yield that way. And then there's this decentralized financial economy that's been put on top of Ethereum, this $250 billion economy that will be growing to trillions over the next decades, and you can use ether as pristine collateral, and you can earn additional yield there. So where the ETFs back of the napkin are earning 1.5%, we believe we can materially outperform that by employing active risk management. We think that a public operating company is the right vehicle to actively manage ether. And then there's two paths to go by. One could deploy into a shell company, which is done via reverse takeover or the vehicle we chose, which is a SPAC. Simply put, I anchored this vehicle with my own personal balance sheet, and I'm deploying $645 million of ether into this, because I wouldn't suggest anyone else do something that I'm not willing to do myself, and I want to lead by example. That's about 15 times any other vehicle in the space in terms of a founder's commitment.

Tom Hayes: Wow. So all these other guys that are in the same space but not able to generate the same yield that you've been doing at DARMA, by the way, it's not like you're like, oh, I have this idea how we can get more yield. You've actually been doing it for years with your own capital, and now you're deploying. And $600 million sounds like an enormous amount of money, but it's a minority for you. I mean, but it's material, that's a critical thing that I look for in management. What skin do they have in the game? And number one I co-invested because I like you and we're friends and I'm betting on the jockey. But two it's like he's putting a real, I mean, significant amount of money in his own idea. So, so talk a little bit about how that differentiates you from the other players in it. And then we can talk about how people can find it and learn more.

Andrew Keys: Yeah. So, simply put, I started looking at this from first principles, and I said if I wanted to deploy capital. So, I was already doing this in a private context. But basically the difference is now in a public vehicle, I'm able to access the public equity markets and the public debt markets. Right? I could basically borrow to acquire more ether, where I could sell equity to acquire more ether. And when I started looking at it, there was, you know, generally speaking, two ways to do this. One would be I could reverse takeover a dying pick your poison, a dying biotech, a dying gambling company, a dying Bitcoin miner. You know, some dying microcap that had a pre-existing operating business. Pre-existing liabilities. Pre-existing management that I would still have to pay. You know all of that. You know, I wanted pure play exposure to Ethereum and to be able to choose my operating team and solely focus on that. I didn't want to have a shadow management team. Shadow liabilities. Shadow debts. And have 80% exposure to Ethereum and 20% to this pre-existing operating business. And so we went down the route of creating a de novo entity. So a brand new LLC where we've anchored with capital. And then basically that will go through a business combination with a special purpose acquisition company that has no pre-existing operating company to deal with. And then basically this is the sole pure play exposure to Ethereum and ether-denominated yield, where we have handpicked our management team, which are essentially the avengers of Ethereum. You know, the best-in-class operators to actively manage this risk for institutional and mainstream investors. And, we just completed a capital raise in the form of a private placement and a PIPE. It is the largest common equity raise in the last five years. So over $1.5 billion.

Tom Hayes: Wow.

Andrew Keys: And the market has agreed with us. And so now there's exposure available through the ticker DYNX, which is Dynamix Corporation. We are going through the SEC S-4 registration right now, and basically in a couple of months that will evolve into The Ether Machine, Inc., and we will have an active operating business of acquiring and professionally managing ether.

Tom Hayes: That's amazing. And if you look at MicroStrategy as an example, you know, Ethereum is still scarce, right? Like Bitcoin. So there's that. He's been able to in the MicroStrategy vehicle, which he still has the operating company, but whatever, issue a lot of low-cost debt and converts to buy up more of this scarce resource that only has that one value, you said of send, whereas yours has unlimited values of banks and stablecoins. And, you know, I look at stablecoins because it's going from $250 billion to $2 trillion demand, which is going to lower rates, which helps my housing play. So I think of it in a different thing, but it's going to help demand for treasuries. It's also the productivity is going to be deflationary and all that. Taking the friction out, increasing the velocity. Like what you said. So I think of it in that term. Are you guys thinking in the scheme of what Michael Saylor is doing? Or maybe like a more conservative version of that to accumulate at the right times and the right prices? So, like, you can issue equity. Let's say if you know, Ethereum doubles in two months, and you say, ah, this is a little ahead of itself, now's the time to issue equity. Or if capital is cheap, rates go down. Let's issue debt because that makes sense. How do you guys think about that?

Andrew Keys: So great question. What I'd say is that broadly speaking, MSTR pioneered what I would consider a positive-sum game where they were able to issue convertible debt to hedge funds acquiring volatility. And they would basically use that convertible debt or the proceeds of that to buy the underlying asset, in their case, Bitcoin for shareholders that wanted Bitcoin exposure leveraged. And I think that you know the devils are in the details and there is kind of nuance to this. But, I think that this is a way to actively manage risk around the public debt markets efficiently and to your equity part of the equation, I think that one needs to understand that these assets can trade at a multiple two nav or an M nav, and MicroStrategy just recently came out and said that if there is a m nav of the MicroStrategy stock that's greater than four, they would aggressively sell equity. If it's between two and a half to four, they would opportunistically sell equity. If it's under two and a half times, they would not sell equity because that gets to a point where it starts being dilutive to shareholders rather than accretive.

Tom Hayes: Yeah.

Andrew Keys: And we will be similarly opportunistic. And my whole benchmark of this vehicle is ether concentration per share. Meaning, I will only, as patient zero as the largest shareholder. As someone who wants to lead by example and not suggest anyone do something that I wouldn't do myself. I will be maniacally focused on creative ways to access the public equity and debt markets, and it's market-dependent. And with that said, you know, we'll be relying more on the debt markets than the equity markets. And furthermore, this is another reason why we went with this de novo entity. So when you have to underwrite, you know, counterparties, let's call it the hedge fund world. You know, let's AQR, Jane Street, Millennium, etc. That could be your convertible bond issuing a counterparty. They're going to underwrite each one of these vehicles. And I think they'd rather underwrite something de novo with no legacy liabilities, no legacy operating companies, you know, no legacy governance, no legacy management team where you're going to have this kind of leakage versus, you know, something that's clean. And, so we think that for the let's call it medium to long term, this is the right vehicle to do so.

Tom Hayes: Yeah. And the other thing that is just crossing my mind is I'm thinking about all this is the spread arbitrage. So in Bitcoin, you don't have that. What you have is a bet that people are going to pay you more for a scarce and only asset. Whereas in Ethereum, you're betting on the flywheel of more and more usage based on more stablecoin based on more applications, etc.. But the three buckets that you talked about in terms of generating yield, it's very easy to it will be very easy at certain points in the marketplace to issue debt with a yield lower than a conservative yield, you can generate an ongoing basis, which implies if you're maximizing a balance sheet, you can be aggressive at certain points when the spread is wide because not issuing at those points in time would be bad for all shareholders, but namely you as the largest. Why wouldn't you take that spread all day long if the yield that you can generate it with conservatism is meaningfully higher than what you pay for that debt, right?

Andrew Keys: So, you absolutely nailed it. I mean, I think bottom line is this is a better treasury asset than Bitcoin due to the yield that could, you know, conceivably could pay that zero coupon indefinitely. And it's double the volume of Bitcoin. So you know there's another carrot in there for the vault seeking hedge funds that are buying the convertible bonds. So not only does it generate that yield, it also has double the volatility.

Tom Hayes: And then last question, will you ever use this? I guess never say never. Like, as a Berkshire of Ethereum applications. Meaning you got all this yield coming in, you got this appreciation. You have access to the capital markets. Would you ever look at like, hey, the next Circle that's going to be an application on top of Ethereum. And you're like, this is a slam dunk. We want to participate as the premier Ethereum reserve machine, we want to participate in that because we know that's going to be a five-bagger or whatever. Do we take some of that yield and buy equity in some of these things on top of it, or is that not in the immediate plans and open for discussion in the future kind of thing?

Andrew Keys: So what I would start with, well, first and foremost, we've got to start with getting the S-4 registration done and getting us out the door. Right.

Tom Hayes: Yeah, of course.

Andrew Keys: And with that said, afterwards, our CEO was the head of M&A for Consensys and basically was able to do ten acquisitions in the last five years for Consensys, which is the largest software engineering shop in the Ethereum ecosystem with illiquid private company stock. And now he's going to have public stock that we could do bolt-on acquisitions that we would deem cash flow accretive.

Tom Hayes: Wow.

Andrew Keys: With that said, we would start with ether generating yield accretive acquisitions, potentially. And so what I mean is that is, you know, there are custodians that we could acquire that get paid in ether for custody assets that we could use. There are staking companies that we could acquire that get paid in ether for staking. And then as time evolves, we could consider having other types of M&A that wouldn't necessarily be completely ether denominated, but could, you know, add to the enterprise value as the space matures. And I think that there's kind of a crawl walk, run or a short medium long term, however you want to kind of phrase your cliché of what this vehicle can be. And, I think that that'll be up to kind of market-dependent and shareholder-dependent. And we're going to, you know, work with our shareholders on kind of the meritocratic best way forward.

Tom Hayes: Yeah. Okay. This has been fantastic. First off, I want to just disclaim once again for everyone. This is not a solicitation. This is opinion, not advice, educational purposes, entertainment purposes. Go ahead and click on terms. That said, how can listeners find out more and make a determination with their financial advisors whether they want to be involved or not? How can they get information? How can they educate themselves? And, anything else you want to close out with?

Andrew Keys: So our website is theethermachine.com and our ticker is DYNX on Nasdaq.

Tom Hayes: Fantastic. Well thanks so much Andrew. This was just a wonderful experience. I learned so much listening to this. I think my audience is going to learn a lot listening to this. And we wish you incredible success.

Andrew Keys: Thank you.

Tom Hayes: All right.

The above-mentioned communication included a link to an interview with Live from MarketSite that Andrew Keys appeared on July 23, 2025, which aired on August 6, 2025. The following is a transcription of the interview:

Interview with Andrew Keys, Co-Founder and Chairman, Ether Machine on “Live From MarketSite”

Nasdaq

August 6, 2025

Leigh Hixon: Hello, I'm Leigh Hixon, Vice President of listings at Nasdaq. Today on Live from MarketSite, we're so welcome to have Andrew Keys, Co-founder and Chairman of The Ether Machine. Big moment for The Ether Machine, Andrew, bringing institutional ether exposure to the public markets backed by major crypto players and a public debut. Let's dig in. Welcome.

Andrew Keys: Thanks for having me.

Leigh Hixon: So, you've been involved in Ethereum for a very long time. Tell us a little bit about your personal history and why this big moment for the ether machine?

Andrew Keys: Sure. So, a decade ago, I went to the first ever meetup in Manhattan prior to Ethereum launching. And I learned about the concept of having a decentralized World Wide Web. And when I grasped what was capable with the evolution of the internet and the ability to digitize any asset and embed a digital asset into a digital legal agreement, I thought that this could change everything. Helped build the largest software engineering company in the space dedicated to Ethereum, called Consensys, and also built a commodity pool operator and commodity trading advisor that managed ether for institutional investors named DARMA.

Leigh Hixon: What's the big vision behind The Ether Machine?

Andrew Keys: Sure. So, The Ether Machine is an institutionally focused vehicle for public active management of ether. So, we are not a buy-and-hold strategy because ether is not an unproductive asset. Ether is a productive asset. And so, we employ risk management and generate ether denominated yields via staking and participation in the decentralized financial economy.

Leigh Hixon: We're going to get into staking in a moment. But for our audience here, you've been given the moniker as now the MicroStrategy of ether. Help our audience understand the differences between Bitcoin and Ethereum.

Andrew Keys: Sure.

Leigh Hixon: And if you're happy with that moniker.

Andrew Keys: Sure. So, Bitcoin was the opening act. With Bitcoin, we have one asset on that blockchain a Bitcoin and one function which is to send. With ether and Ethereum, Ethereum enables the ability to digitize any asset. So we're able to digitize stablecoins. So U.S. dollars, British pounds, Japanese yen as examples, stocks, bonds, derivatives, an electron on a solar panel, a piece of art, a parcel of land. And we're able to employ those digital assets in digital legal agreements called smart contracts, and we believe that our assets are going to be moved via software code rather than in Microsoft Word legal contracts. And what that's going to do is it's going to increase the velocity of money, meaning that we're going to be able to have an employment contract that gets paid by the minute as an example. Furthermore, with Bitcoin, there is not a productivity around the asset. With ether, there is an intrinsic yield that we can generate through a proof of stake and staking. And so with Ethereum we're able to generate yield by validating transactions on the network. So we think that there's a core difference in a buy-and-hold Bitcoin strategy versus a buy and actively manage Ethereum strategy.

Leigh Hixon: How are you exactly generating yield?

Andrew Keys: We are generating yield through various mechanisms. First is through staking, which is the process of securing the Ethereum network and validating transactions. Secondarily, we are able to restake where we use Ethereum's proof of stake mechanism, which is now a $100 billion security mechanism to secure other middleware. And then last, we can use ether as pristine collateral in the DeFi ecosystem and avail ourselves to ether denominated yield.

Leigh Hixon: All right. The Avengers of Ethereum, you brought together this incredible, talented team of technologists, data scientists, some of the early founders in the Ethereum space. Why are you in this team taking The Ether Machine public now?

Andrew Keys: We're taking The Ether Machine public because we believe this is the best way for public market investors to have actively managed exposure to ether and the yield that's capable.

Leigh Hixon: Ethereum's power doesn't come without volatility. How would you describe how The Ether Machine will be thinking about risk, both in Ethereum and in yield strategies?

Andrew Keys: Sure.

Leigh Hixon: Like DeFi.

Andrew Keys: So, there are lots of risks which we have to professionally manage. There is, I would call it, smart contract risk, so the ability to transact on the public permissionless blockchain. There is counterparty risk. So we have to understand who our custodians are and how to stake the assets properly. And we've been managing this type of risk in a regulated vehicle since inception of proof of stake. So these are risks that I'm very comfortable with managing. But now we are basically adding the ability to do this within a public vehicle so we can access the debt and equity capital markets.

Leigh Hixon: So, what's your pitch? Why buy The Ether Machine versus directly buying Ethereum?

Andrew Keys: We believe that The Ether Machine is the best way for public market investors to access ether and its yield. Just buying ether without properly managing it would be like buying a stock without accessing its dividend. And with this, we actively manage the yield that's generatable within Ethereum. And we are also able to access the capital markets due to our Nasdaq listing for the ability to borrow to acquire more ether.

Leigh Hixon: The recent passage of the Genuis Act, a lot of focus on crypto regulation. Why did that help The Ether Machine decide to go public now?

Andrew Keys: So, the largest beneficiary of the Genuis Act is Ethereum, because the majority of stablecoins are settled on top of the Ethereum. So there are $250 billion of high-quality assets on blockchains, things like stablecoins, tokenized stocks bonds, derivatives, parcels of land. And of that, 90% of these high-quality liquid assets reside on top of Ethereum. And when the Genuis Act was passed, it gave clarity to specifically stablecoins. And that is the first of many assets that we think there will be regulatory clarity for. And the beneficiary, again, for this was Ethereum.

Leigh Hixon: Looking ahead we know we're going to have you back. What does success look like in the next one year? If you want to go out 5, 10 years, what does success look like in this space for our listeners?

Andrew Keys: So, we believe Ethereum will be the substrate of the next generation of the economy, and we believe ether to be the critical digital commodity for that. So, I would say the first marker of success is continuing product market fit. We've seen a lot of product market fit with stablecoins. Nearly $9 trillion of stablecoins have been transacted in the first half of this year, and the majority of that is happening on top of Ethereum. And so, we believe Ethereum will continue to grow as this location to have these digital assets represented. And then for us, we want to be the evangelists explaining how this works to Wall Street, Main Street. And lastly, we want to be the ones that are professionally managing the risk around generating yield on this productive asset.

Leigh Hixon: Andrew, Co-Founder, Chairman of The Ether Machine, thank you for joining us on Live From MarketSite.

The following communications were made by Andrew Keys from his LinkedIn and X accounts on August 6, 2025:

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.